UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 333-162072

CUSIP NUMBER 820006104

(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

PART I -- REGISTRANT INFORMATION

HARRISON, VICKERS AND WATERMAN, INC.
Full Name of Registrant

Former Name if Applicable

11231 U.S. Highway 1, #201
Address of Principal Executive Office (Street and Number)

North Palm Beach, Florida 33408
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transitionr eport on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is still waiting on information from outside parties to address some SEC comments in order to complete the Form 10-Q for March 31, 2016. The Company will address these issues as soon as practical with a target completion date in the latter part of May or early June, 2016.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Tommy E. Kee	(561)	227-2727
Name	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HARRISON, VICKERS AND WATERMAN, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2016

By: /s/ Tommy E. Kee

Name: Tommy E. Kee

Title: Chief Financial Officer and Principal Accounting Officer